AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

by and among

(1) **Exor N.V.**, a public limited liability company (*naamloze vennootschap*) incorporated and existing under Dutch law, registered with the Dutch trade register under number 64236277, with registered seat in Amsterdam, the Netherlands and corporate address at Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands ("**Exor**")

and

(2) Mr. **Piero Ferrari**, as an individual, born on 22 May 1945 in Castelvetro di Modena (MO), Italy ("**PF**")

(Exor and PF, together, the "**Original Shareholders**")

and

(3) **Trust Piero Ferrari**, a family trust existing under Jersey law and established pursuant to public deed (Rep. no. 56,957, file no. 26,541) executed in front of Mr. Angelo Busani, Notary public in Milano (Italy), on 12 December 2022, here represented by the trustee, Mr. Enzo Mattioli Ferrari, born on 21 February 1988 in Modena (Italy) (the "**Trustee**" and the Trust Piero Ferrari, the "**Trust**" and, together with PF, also referred to as the "**Ferrari Family**")

(the **Original Shareholders** and the Trust, together, the "**Parties**" and, each of Exor, on the one hand, and the Ferrari Family, on the other hand, a "**Party**")

WHEREAS

(A) Ferrari N.V. is a public limited liability company (*naamloze vennootschap*) incorporated and existing under Dutch law, registered with the Dutch trade register under number 64060977, with registered seat in Amsterdam, the Netherlands and corporate address at Via Abetone Inferiore No. 4, I-41053 Maranello (MO), Italy (the "**Company**").

(B) At the date hereof, the Company has issued no. 193,923,499 Common Shares (as defined below) and no. 63,349,112 SV Shares (as defined below). The Common Shares of the Company are admitted to trading on the New York Stock Exchange and on Euronext Milan.

(C) At the date hereof, major shareholders of the Company are Exor and the Trust; in particular:

    (i) Exor holds a shareholding composed of no. 37,768,613 Common Shares (plus no. 37,768,613 SV Shares), representing approximately 21.27% of the outstanding Common Shares and (considering the no. 37,768,613 SV Shares) approximately 32.25% of the voting rights in the General Meeting (the "**Exor**

Shares"); and

(ii) the Trust has the bare ownership of no. 18,894,295 Common Shares, representing approximately 10.64% of the outstanding Common Shares (plus no. 18,892,160 SV Shares) (the "**Trust Shares**"); PF has the usufruct of the Trust Shares and is, as such, entitled to the related voting rights, representing (considering the no. 18,892,160 SV Shares), approximately 16.13% of the voting rights in the General Meeting;

the remaining Common Shares, representing, at the date hereof, approximately 68.09% of the outstanding Common Shares and approximately 51.62% of the voting rights in the General Meeting, are held by public shareholders.

(D) On 23 December 2015, the Original Shareholders entered into a shareholders' agreement (the "**Original SHA**") in order to agree on certain provisions in relation to their shareholdings and investments in the Company.

(E) The Original SHA entered into effect on 3 January 2016 and, upon expiration of the first 5-year term, was renewed automatically for a 5-year period (*i.e.*, until 3 January 2026).

(F) With a view to preserving the unity of the Ferrari Family's interest in the Company, on 12 December 2022 PF established the Trust for the benefit of his daughter and *ex filio* descendants, in the name of respectively, Ms. Antonella Ferrari and Mr. Enzo Mattioli Ferrari and Mr. Piero Galassi Ferrari, these latter two, according to the deed of establishment of the Trust, also as final beneficiaries. Upon establishment of the Trust, PF transferred to the Trust – which qualified as a "Loyalty Transferee" under the Articles of Association (and therefore as a "Permitted Transferee" under the Original SHA) – the bare ownership of all the shares held in the share capital of the Company while retaining to himself (i) the usufruct of such shares, including the related voting rights as well as, in whole or in part, (ii) the related economic rights.

(G) On 16 December 2022, the Parties entered into an adherence and amendment agreement (the "**Adherence and Amendment Agreement**") whereby they regulated the adherence by the Trust to the Original SHA.

(H) In continuity with past practice, and with a view to preserving the enduring relationship between the Agnelli and the Ferrari families as long-term shareholders of the Company, the Parties wish to enter into an amended and restated shareholders' agreement.

(I) Mr Franco Ravanetti, born on 30 December 1952 in Vigatto (PR - Italy), in his capacity of guardian of the Trust (the "**Guardian**"), signs this shareholders' agreement in acknowledgment.

NOW THEREFORE having premised the above which constitutes an integral and substantial part of this amended and restated shareholders' agreement (the "**Agreement**"), the Parties agree and covenant as follows.

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, in addition to the other terms defined elsewhere in this Agreement, the following terms shall have the meaning specified below.

"**Affiliate**" means, with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term "**control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms "**controlling**" and "**controlled**" have the meanings correlative of the foregoing.

"**Articles of Association**" means the articles of association of the Company in force from time to time.

"**Business Day**" means a day, other than a Saturday or Sunday, on which banks are open in Milan (Italy) and Amsterdam (The Netherlands) for general commercial business.

"**Common Shares**" means the common shares issued from time to time by the Company.

"**General Meeting**" means a general meeting of shareholders of the Company.

"**Permitted Transferee**" shall have the same meaning attributed to "Loyalty Transferee" in the Articles of Association from time to time. As of the date of entry into force of this Agreement, the definition is: "(i) with respect to any shareholder that is not an individual, any Affiliate of such shareholder (including any successor of such shareholder) that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring shareholder or the beneficiary company as part of a statutory demerger *(splitsing)* of such shareholder and (ii) with respect to any shareholder that is an individual, any transferee of common shares following succession or the liquidation of assets between spouses or the inheritance, *inter vivo* donation or other transfer to a spouse or a relative up to and including the fourth degree". For the avoidance of doubt, the term "succession" shall include any kind of *mortis causa* transfer, also through will (*testamento*). For the sake of clarity, the Trust shall be deemed a Permitted Transferee with respect to PF.

"**SV Shares**" means the special voting shares issued from time to time by the Company.

"**SVS T&C**" means the terms and conditions of the SV Shares in force from time to time.

"**Voting Interest**" of a Party at a particular time shall mean the aggregate number of voting rights exercisable at the General Meeting by such Party and its Affiliates, including voting rights exercisable by such Party and its Affiliates pursuant to a power of attorney, transfer of voting rights or otherwise, and excluding, for the avoidance of doubt, any double-count of direct and indirect rights in respect of the same underlying voting rights.

1.2 In addition to the defined terms under Clause 1.1, in this Agreement the following terms shall be interpreted in accordance with the meaning and specified below:

"**transfer**" means a transfer, sale, assignment, contribution or any other disposition by a person of a legal or beneficial interest, whether directly or indirectly (including without limitation a merger or de-merger, either as universal or singular successor), whether total or partial, whether for a consideration in cash or in kind or no consideration, and whether on a temporary basis or through future contracts, including by distribution to its legal or beneficial owners, pursuant to the creation of a derivative security, the right of usufruct, the grant of an option or other right, the imposition of a restriction on disposition or by operation of law, with the exclusion of any *mortis causa* transfer.

1.3 Titles and headings in this Agreement are for ease of reference only and do not affect the construction and interpretation of the respective provisions of this Agreement.

2. SHARES OBJECT OF THIS AGREEMENT

2.1 The Parties agree and acknowledge that all Common Shares and SV Shares owned by them in the Company on the date of this Agreement and at any time thereafter, under whatever mean acquired, shall be governed by this Agreement.

3. FSA MANDATORY OFFER RULES AND NOTIFICATION DUTIES

3.1 The Parties acknowledge and agree that the Dutch public offer rules, as laid down in the Dutch financial supervision act (the "**FSA**"), are applicable to the Company and its shareholders. As Exor individually, and Exor and PF combined, (i) had a Voting Interest of more than 30 percent prior to the date that listing and trading of the Company's Common Shares started on Euronext Milan (formerly, *Mercato Telematico Azionario – MTA*), and (ii) have continuously had a Voting Interest of more than 30 percent thereafter, Exor individually, and Exor and PF combined in light of the agreements set out in Clause 4.1, are deemed to have a controlling influence (*overwegende zeggenschap,* "**Controlling Influence**") over the Company within the meaning of the FSA. In light of the agreements set out in Clause 4.1, Exor and PF agree to remain qualified as concert parties (*in onderling overleg handelende personen*) within the meaning of the FSA ("**Concert Parties**" and together, a "**Concert**"). On this basis, Exor individually and Exor and PF combined, as well as their ultimate controlling persons, continue to benefit from the exemption from the Dutch mandatory offer requirement as laid down in article 5:71 sub 1(i) of the FSA.

3.2 The Parties acknowledge and agree that, as a result of the Concert, the Concert Parties are required under section 5.3 of the FSA to notify their shareholdings and Voting Interests in the Company on a combined and aggregated basis to the Dutch Financial Markets Authority (*Autoriteit Financiële Markten*, the "**AFM**"). Against this background, each Party will promptly inform the other Party after having entered into any transaction in securities in relation to the Company, and each Party will provide the other Party with details that are reasonably required for the Parties to jointly assess whether notification in accordance with section 5.3 of the FSA must be made that one or more of the applicable notification thresholds has been reached or crossed.

4. **CONSULTATION BETWEEN EXOR AND PF**

4.1 For the purposes of forming and exercising, to the extent possible, a common view on the items on the agenda of any General Meeting, Exor and PF will consult with each other in good time before each expected convocation of a General Meeting.

4.2 For the purposes of the consultation rights and duties provided for under Clause 4.1 above, Exor and PF shall meet in order to discuss in good faith whether they have or can find a common view as to the matters on the agenda of the immediately following General Meeting.

4.3 Well in advance prior to the convocation of the board meeting that calls any General Meeting at which candidates will be nominated for (re)appointment to the board of directors of the Company, Exor and PF shall consult in good faith with each other in relation to profiles of the candidates for the competent corporate bodies of the Company.

4.4 Without prejudice to Clause 4.1, Exor and PF further agree to consult with each other, without delay, for the purposes of forming and exercising, to the extent possible, a common view on any transaction or proposed resolution that (i) under the Articles of Association or applicable law, requires the approval of a qualified majority at the General Meeting, or (ii) qualifies as a significant change in the identity or character of the company (*belangrijke verandering van de identiteit of het karakter van de vennootschap*) within the meaning of Article 2:107a of the Dutch Civil Code.

4.5 For the avoidance of doubt, the rights of consultation pursuant to this Clause 4 shall in no way operate as, or be construed as, a veto right of PF.

5. **CONSULTATION WITH SUCCESSORS OF PF**

5.1 In connection with the consolidation upon the Trust (*i.e.,* both due to *inter vivo* events or *mortis causa* events) of the usufruct and the bare ownership of the Trust Shares or of any other transfer of the usufruct on the Trust Shares to a Permitted Transferee, the Parties shall use their best efforts to preserve the consultation rights and duties set out in Clause 4 of this Agreement. Without prejudice to the foregoing, unless an exemption from Dutch mandatory offer requirements is available, then, as of the moment of consolidation upon the Trust (*i.e.,* both due to *inter vivo* events or *mortis causa* events) of the usufruct and the bare ownership of the Trust Shares or of any other transfer of the usufruct on the Trust Shares to a Permitted Transferee, as applicable, the consultation rights and duties set out in Clause 4 of this Agreement will be suspended and Clause 10.2.5 below shall apply.

6. **RIGHT OF FIRST OFFER OF EXOR**

6.1 Without prejudice to Clause 9 (*Permitted Transfers*), in the event PF and the Trust intend to effect a transfer (in whole or in part) of the Trust Shares to a third party, either solicited or unsolicited, such transfer shall in any event be subject to a right of first offer in favour of Exor pursuant to the provisions set out below.

6.2 PF and the Trust shall serve Exor a written notice (the "**ROFO Transfer Notice**") specifying the number of Trust Shares to be transferred (the "**ROFO Transfer Shares**"). Upon receipt of the ROFO Transfer Notice, Exor shall have the right to make a binding, unconditional (save in respect of authorisations that any applicable law requires to be mandatorily filed and obtained) and irrevocable all-cash offer for the purchase of all (and not less than all) the ROFO Transfer Shares by delivering to PF and the Trust a written notice (the "**ROFO Offer**") within and no later than 30 (thirty) Business Days (the "**ROFO Offering Period**") from receipt of the ROFO Transfer Notice.

6.3 The ROFO Offer shall indicate:

6.3.1   the price in cash for the acquisition of the ROFO Transfer Shares, payable in immediately available funds on the date such acquisition is completed;

6.3.2   a validity period, during which the ROFO Offer will remain irrevocable and binding of at least 1 (one) month from the date of the receipt of the ROFO Offer (the "**Validity Period**");

6.3.3   the expected closing date of the transfer of the ROFO Transfer Shares; and

6.3.4   the other main terms and conditions of the ROFO Offer.

6.4   Upon receipt of the ROFO Offer and until the expiration of the Validity Period, PF and the Trust shall have the right to communicate to Exor their acceptance of the ROFO Offer (the "**ROFO Acceptance**").

6.5   In case of ROFO Acceptance, the Parties shall consummate the sale, subject to any authorisations under any applicable law, within 5 (five) Business Days from the receipt by Exor of the ROFO Acceptance. Closing of the transaction shall be held in the European Union at the place elected by PF and the Trust, all in accordance with the following provisions:

6.5.1   PF and the Trust shall represent and warrant only to have good and marketable title to the ROFO Transfer Shares, free and clear of any encumbrances, and that they have the full right, power and authority to sell, assign, transfer and deliver such ROFO Transfer Shares;

6.5.2   the Parties shall execute and exchange any instrument as it may be necessary under applicable law to transfer full and marketable title to the ROFO Transfer Shares; and

6.5.3   Exor shall pay the price in cash for the acquisition of the ROFO Transfer Shares and all the costs and expenses relating to the transfer of the ROFO Transfer Shares (but excluding eventual fees of professional or advisers of PF and the Trust, which shall be borne by the latter), through wire transfer in immediately available funds.

6.6   If PF and the Trust do not accept the ROFO Offer within the expiration of the Validity Period (the "**Refusal**"; it being understood and agreed that the failure to give any response within the expiration of the Validity Period shall constitute a Refusal), PF and the Trust shall be entitled to pursue the transfer of the ROFO Transfer Shares to any third party, at the terms and conditions set out in Clause 6.7, in the period expiring 2 (two) months after the expiration of the Validity Period (the "**Reference Period**"). If such transfer does not take place within the Reference Period and PF and the Trust still intend to sell the ROFO Transfer Shares, they shall send a new ROFO Transfer Notice pursuant to the terms and conditions as set forth above.

6.7 Any transfer of the ROFO Transfer Shares during the Reference Period shall be completed only at a price per ROFO Transfer Share higher than the price per ROFO Transfer Share indicated in the ROFO Offer, except in case PF and the Trust wish to sell the ROFO Transfer Shares by way of a book-build offering, in which case such book-build offering shall be launched during the Reference Period only if the volume-weighted average price of the Common Shares on Euronext Milan during the five trading days prior to launch is not lower than 110% of the price per ROFO Transfer Share indicated in the ROFO Offer, and in which case no further price restrictions shall apply in relation to completion of the book-build offering.

6.8 In case no ROFO Offer is submitted within the expiration of the ROFO Offering Period, PF and the Trust shall be free to transfer the ROFO Transfer Shares (at any price per share and to any third party); *provided, however*, that if the transfer of the ROFO Transfer Shares does not take place within 4 (four) months from the expiration date of the ROFO Offering Period and PF and the Trust still intend to sell the ROFO Transfer Shares, they shall send a new ROFO Transfer Notice pursuant to the terms and conditions as set forth above.

7. **RIGHT OF FIRST OFFER OF THE FERRARI FAMILY**

7.1 Without prejudice to Clause 9 (*Permitted Transfers*), in the event Exor intends to transfer (in whole or in part) the Exor Shares to a third party, either solicited or unsolicited, such transfer shall in any event be subject to a right of first offer in favour of the Ferrari Family pursuant to the provisions set out below.

7.2 The Parties acknowledge and agree that any transfer of Exor Shares in favour of the Ferrari Family in accordance with this Clause 7 shall entail the transfer to the Trust of the bare ownership of such Exor Shares while PF shall retain to himself (i) the usufruct of such Exor Shares, including the related voting rights as well as, in whole or in part, (ii) the related economic rights.

7.3 Exor shall serve the Ferrari Family a written notice (the "**ROFO Transfer Notice**") specifying the number of Exor Shares to be transferred (the "**ROFO Transfer Shares**"). Upon receipt of the ROFO Transfer Notice, the Ferrari Family shall have the right to make a binding, unconditional (save in respect of authorisations that any applicable law requires to be mandatorily filed and obtained) and irrevocable all-cash offer for the purchase of all (and not less than all) the ROFO Transfer Shares by delivering to Exor a written notice (the "**ROFO Offer**") within and no later than 30 (thirty) Business Days (the "**ROFO Offering Period**") from receipt of the ROFO Transfer Notice; *provided, however,* that, in case the number of ROFO Transfer Shares indicated in the ROFO Transfer Notice were such to attribute to the Ferrari Family a Voting Interest exceeding 30 per cent, then the Ferrari Family will be entitled to make the ROFO Offer only for a total number of ROFO Transfer Shares up to such threshold.

7.4   The ROFO Offer shall indicate:

    7.4.1   the price in cash for the acquisition of the relevant ROFO Transfer Shares, payable in immediately available funds on the date such acquisition is completed;

    7.4.2   a validity period, during which the ROFO Offer will remain irrevocable and binding of at least 1 (one) month from the date of the receipt of the ROFO Offer (the "**Validity Period**");

    7.4.3   the expected closing date of the transfer of the relevant ROFO Transfer Shares; and

    7.4.4   the other main terms and conditions of the ROFO Offer.

7.5   Upon receipt of the ROFO Offer and until the expiration of the Validity Period, Exor shall have the right to communicate to the Ferrari Family its acceptance of the ROFO Offer (the "**ROFO Acceptance**").

7.6   In case of ROFO Acceptance, Exor and the Ferrari Family shall consummate the sale, subject to any authorisations under any applicable law, within 5 (five) Business Days from the receipt by the Ferrari Family of the ROFO Acceptance. Closing of the transaction shall be held in the European Union at the place elected by Exor, all in accordance with the following provisions:

    7.6.1   Exor shall represent and warrant only to have good and marketable title to the relevant ROFO Transfer Shares, free and clear of any encumbrances, and that it has the full right, power and authority to sell, assign, transfer and deliver such ROFO Transfer Shares;

    7.6.2   Exor and the Ferrari Family shall execute and exchange any instrument as it may be necessary under applicable law to transfer full and marketable title to the relevant ROFO Transfer Shares; and

    7.6.3   the Ferrari Family shall pay the price in cash for the acquisition of the relevant ROFO Transfer Shares and all the costs and expenses relating to the transfer of such ROFO Transfer Shares (but excluding eventual fees of professional or advisers of Exor, which shall be borne by the latter), through wire transfer in immediately available funds.

7.7   If Exor does not accept the ROFO Offer within the expiration of the Validity Period (the "**Refusal**"; it being understood and agreed that the failure to give any response within the expiration of the Validity Period shall constitute a Refusal), Exor shall be entitled to pursue the transfer of the ROFO Transfer Shares to any third party, at the terms and conditions set out in Clause 7.8, in the period expiring 2 (two) months after the expiration of the Validity Period (the "**Reference Period**"). If such transfer does not take place within the Reference Period and Exor still intends to sell the ROFO Transfer Shares, it shall send a new ROFO Transfer Notice pursuant to the terms and conditions as set forth above.

7.8   Any transfer of the ROFO Transfer Shares during the Reference Period shall be completed only at a price per ROFO Transfer Share higher than the price per ROFO Transfer Share indicated in the ROFO Offer, except in case Exor wishes to sell the ROFO Transfer Shares by way of a book-build offering, in which case such book-build offering shall be launched during the Reference Period only if the volume-weighted average price of the Common Shares on Euronext Milan during the five trading days prior to launch is not lower than 110% of the price per ROFO Transfer Share indicated in the ROFO Offer, and in which case no further price restrictions shall apply in relation to completion of the book-build offering.

7.9   In case no ROFO Offer is submitted within the expiration of the ROFO Offering Period, Exor shall be free to transfer the ROFO Transfer Shares (at any price per share and to any third party); _provided, however_, that if the transfer of the ROFO Transfer Shares does not take place within 4 (four) months from the expiration date of the ROFO Offering Period and Exor still intends to sell the ROFO Transfer Shares, it shall send a new ROFO Transfer Notice pursuant to the terms and conditions as set forth above.

8.   PROVISION ON SV SHARES

8.1   Except for Permitted Transfers, the transfer of Common Shares to a third party will imply the transfer to the Company of a corresponding number of SV Shares, in accordance with the SVS T&C. Nothing in this Agreement shall be interpreted as purporting the transfer of any SV Shares in addition to Common Shares except as allowed or consented under the SVS T&C.

9.   **PERMITTED TRANSFERS**

9.1   Except for the transfers regulated in this Clause 9 (*Permitted Transfers*), for the entire duration of this Agreement the bare ownership and the usufruct on the Trust Shares shall not be transferred separately.

9.2   The provisions of Clause 6 (*Right of first Offer of Exor*) and Clause 7 (*Right of first Offer of the Ferrari Family*) shall not apply in case of transfers of Common Shares to a Permitted Transferee of any Party.

9.3   Any Party shall, if so requested by the other Parties hereto, provide reasonable information to the requesting Party to evidence that the person or entity to which the Common Shares are to be transferred is in full compliance with the provisions of this Clause 9 (*Permitted Transfers*).

9.4   The Party that has transferred its Common Shares pursuant to this Clause 9:

         9.4.1   shall remain jointly and severally liable with the transferee that has acquired the Common Shares; and

         9.4.2   shall procure that the entity to which the Common Shares have been transferred does not lose its status of Permitted Transferee without having previously transferred its Common Shares back to the original executing Party of this Agreement or to another entity having the status of Permitted Transferee.

9.5   Any Permitted Transferee shall be deemed to be a Party to this Agreement and shall be bound to it and assume all rights and obligations of the original Parties. To this purpose, the original Parties shall ensure that each Permitted Transferee shall execute a contractual instrument of adherence to this Agreement.

9.6   Each Party shall also have the right to:

         9.6.1   grant pledges or similar encumbrances to any bank, financial institution or other third party over the Common Shares and/or any right relating thereto owned by it on the condition that - save for events of default or acceleration under the relevant contractual documentation - the Party does not transfer or otherwise grant any voting rights on the relevant Common Shares to such bank, financial institution or other third party; and

         9.6.2   carry out other derivative transactions having a short term and not implying a change in the beneficial ownership of the Common Shares.

10. TERM AND TERMINATION

10.1 This Agreement enters into force and becomes effective as of 4th January 2026 and, as from such date, replaces the Original SHA, as amended by the Adherence and Amendment Agreement. This Agreement shall remain in full force and effect for 3 (three) years from the signing date, *i.e.* until 4th January 2029 (the "**Term**"). If neither of the Parties serves on the others a written notice of termination of this Agreement within 6 (six) months before the end of the Term, then this Agreement shall be renewed automatically for another 3 (three) year period.

10.2 This Agreement will terminate earlier and cease to have any effect:

10.2.1 automatically, as a result of the transfer of all the Exor Shares or the Trust Shares to a third party (other than a Permitted Transferee) in compliance with the provisions of this Agreement;

10.2.2 upon 15 (fifteen) Business Days' prior notice of termination by PF or the Trust, provided that the Voting Interest of Exor have, for at least 30 (thirty) consecutive calendar days, fallen below the Voting Interest of PF or the Trust, as the case may be;

10.2.3 upon 15 (fifteen) Business Days' prior notice of termination by Exor, provided that the Voting Interest of PF or the Trust, as the case may be, has, for at least 30 (thirty) consecutive calendar days, fallen below 5% of the outstanding voting rights;

10.2.4 upon 30 (thirty) Business Days' prior notice of termination by PF at his sole discretion *(ad nutum)*; and

10.2.5 upon 15 (fifteen) Business Days' prior notice of termination by Exor, PF or the Trust, as of the moment in which the consultation will be suspended pursuant to Clause 5.1 above.

11. CONFIDENTIALITY AND ANNOUNCEMENTS

11.1 The Parties shall in all respects keep confidential and not at any time disclose or make known in any other way to anyone whomsoever or use for its own or any other person's benefit or to the detriment of the other Parties any information (whether oral or recorded in any medium) relating to the business, financial or other affairs (including future plans) of the Parties, provided that:

11.1.1 such obligation shall not apply to information which becomes generally known (other than through a breach of this Clause) or is known by a Party independent of this relationship;

11.1.2 each Party shall be entitled at all times to disclose such information as may be required by law or by any competent judicial or regulatory authority or by any recognized stock exchange authority (provided that, so far as practicable, such Party shall consult with the other Parties prior to making such disclosure); and

11.1.3 each Party shall be entitled to disclose to its officers, employees, agents or advisers such information as may be necessary to enable them to carry out their duties (conditional upon any such person being informed of the confidential nature of such information and agreeing to keep such information confidential for as long as it is obliged to do so in accordance with this Clause).

11.2 The contents and timing of any press release, announcements and/or regulatory filings relating to the execution of this Agreement shall be agreed in advance by the Parties.

12. COSTS AND EXPENSES

12.1 Each of the Parties shall bear its own expenses that may arise out of the preparation, execution, and implementation of this Agreement.

12.2 Without prejudice to Clause 11.2 above, regulatory filings relating to the execution of the Agreement shall be carried out by the Parties.

13. GENERAL

Survival of this Agreement

13.1 The principles of this Agreement, if not terminated earlier pursuant to Clause 10 *(Term and Termination)*, shall remain binding on the Parties notwithstanding any merger (*fusie*), demerger (*splitsing*), conversion (*omzetting*), change of corporate seat of the Company or of its legal form, or other reorganisation of the Company. Therefore, to give effect to the foregoing, the Parties shall take all measures to ensure that this Agreement, or a substantially equivalent agreement consistent with its intent, continues to apply.

Variations and waivers

13.2 No variation of this Agreement shall be effective unless made in writing signed by or on behalf of all the Parties and expressed to be such a variation.

13.3   No failure or delay or time or indulgence given in exercising any remedy or right under or in relation to this Agreement shall operate as a waiver of the same nor shall any single or partial exercise of any remedy or right preclude any further exercise of the same or the exercise of any other remedy or right.

Severability

13.4   The invalidity of any provision of this Agreement shall not imply the invalidity of the entire Agreement, which shall remain in full force and effect, provided that the Parties undertake to substitute the invalid provisions with new provisions having, to the extent possible, an equivalent meaning.

14.   NOTICES

Form of Notice

14.1   Any notice, consent, request, demand, approval or other communication to be given or made under or in connection with this Agreement (each a "**Notice**" for the purposes of this Clause) shall be in English, in writing and signed by or on behalf of the person giving it.

Method of service

14.2   Service of a Notice must be effected by one of the following methods:

14.2.1   by hand or by prepaid post through registered letter with receipt of return and shall be deemed served at the day indicated in the relevant receipt of delivery; or

14.2.2   by email and shall be deemed served on dispatch provided that a receipt indicating complete transmission of the Notice is obtained by the sender.

15.   APPLICABLE LAW AND JURISDICTION

15.1   This Agreement is governed by and must be interpreted according to the laws of The Netherlands.

15.2   Any disputes arising out of or in connection with this Agreement, including regarding the existence or validity of this Agreement, and any non-contractual obligations arising out of or in connection with this Agreement, are subject to the exclusive jurisdiction of the competent court in Amsterdam, The Netherlands, without prejudice to the right of appeal and appeal to the Supreme Court.

***

Executed in counterparts on January 3, 2026

Exor N.V.   Mr. Piero Ferrari

/s/ John Elkann   /s/ Piero Ferrari
John Elkann

                                                               Mr. Enzo Mattioli Ferrari

                                                               For the Trust Piero Ferrari

                                                               /s/ Enzo Mattioli Ferrari

                                                               In acknowledgment:

                                                               Mr. Franco Ravanetti

                                                    As Guardian of the Trust Piero Ferrari

                                                               /s/ Franco Ravanetti